Filed by Leo Holdings III Corp (Commission File No. 001-40125)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Local Bounti Corporation

Form S-4 File No.: 333-257997

The following is a joint press release made by Leo Holdings III Corp and Local Bounti Corporation on October 20, 2021.

Local Bounti, Disruptive AgTech Company Redefining the Future of Farming, and Leo Holdings III Corp Announce November 16, 2021 Extraordinary General Meeting to Approve Business Combination

Hamilton, MT – October 20, 2021 – Breakthrough U.S. indoor agriculture company Local Bounti Corporation (“Local Bounti”) and Leo Holdings III Corp (NYSE:LIII) (“Leo”), a publicly traded special purpose acquisition company, announced today that the extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) to approve the pending business combination (the “Business Combination”) between Local Bounti and Leo is scheduled to be held on Tuesday, November 16, 2021 at 9:00 a.m. Eastern time. Additionally, the meeting of the holders (the “Warrant Holder Meeting”) of public warrants of Leo to approve certain changes to Leo’s warrants is also scheduled to be held on Tuesday, November 16, 2021 at 9:30 a.m. Eastern time. The Extraordinary General Meeting and the Warrant Holder Meeting will be held in person at the offices Kirkland & Ellis LLP located at 601 Lexington Avenue, 50th Floor, New York, New York 10022 and virtually via live webcast. Holders of Leo’s Class A ordinary shares and Class B ordinary shares at the close of business on the record date of October 15, 2021 are entitled to notice of the Extraordinary General Meeting and to vote at the Extraordinary General Meeting. Holders of Leo’s public warrants at the close of business on the record date of October 15, 2021 are entitled to notice of the Warrant Holder Meeting and to vote at the Warrant Holder Meeting.

Leo filed its definitive joint proxy statement/prospectus relating to its Business Combination with Local Bounti (the “Joint Proxy Statement/Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”) and expects to begin mailing it to shareholders and public warrant holders on October 22, 2021. Leo will mail the Joint Proxy Statement/Prospectus to shareholders and public warrant holders of Leo as of the record date of October 15, 2021.

Every vote is important and Leo encourages all shareholders and public warrant holders to make their voice heard by voting online or by mail as soon as possible, regardless of the number of shares and/or public warrants held.

If the proposals at the Extraordinary General Meeting are approved, it is anticipated that the Business Combination will close on or about November 17, 2021, subject to the satisfaction of all other applicable closing conditions. Upon the closing of the Business Combination, Local Bounti’s common stock and warrants are expected to trade on the New York Stock Exchange under the new ticker symbols, “LOCL” and “LOCLW,” respectively.

Leo shareholders who need assistance in completing the proxy card, need additional copies of the Joint Proxy Statement/Prospectus, or have questions regarding the Extraordinary General Meeting may contact Leo’s proxy solicitor, Morrow Sodali LLC, by calling (800) 662-5200 (toll free), or banks and brokers can call (203) 658-9400), or by email at LIII.info@investor.morrowsodali.com.

About Local Bounti

Local Bounti is a premier Controlled Environment Agriculture (CEA) company redefining conversion efficiency and environmental, social and governance (ESG) standards for indoor agriculture. Local Bounti operates an advanced indoor growing facility in Hamilton, Montana, within a few hours’ drive of its retail and food service partners. Reaching retail shelves in record time post-harvest, Local Bounti produce is superior in taste and quality compared to traditional field-grown greens. Local Bounti’s USDA Harmonized Good Agricultural Practices (GAP Plus+) and non-genetically modified organisms (GMO) produce is sustainably grown using proprietary technology 365 days a year, free of pesticides and herbicides, and using 90 percent less land and water than conventional outdoor farming methods. With a mission to ‘bring our farm to your kitchen in the fewest food miles possible,’ Local Bounti is disrupting the cultivation and delivery of produce. Local Bounti is also committed to making meaningful connections and giving back to each of the communities it serves. To find out more, visit localbounti.com or follow the company on LinkedIn for the latest news and developments.

About Leo Holdings III Corp and Leo Holdings

Leo Holdings III Corp is a special purpose acquisition company (SPAC) that seeks to invest in entrepreneurially driven growth companies that seek to disrupt existing industries or business models. The management team has extensive experience owning and operating businesses on a global scale through its private equity vehicle, Lion Capital. Leo Holdings’ management team has collaboratively worked together for over 20 years.

Leo Holdings III Corp is part of a special purpose acquisition company initiative, Leo Holdings, which is focused on investing in disruptive, innovative business models. The initiative seeks businesses positioned to thrive in the evolving digital information age where changing consumer behavior creates the opportunity for outsized returns. In 2020, Leo Holdings Corp entered into a business combination with DMS, a disruptive performance marketing business which delivers high-intent customers while de- risking client advertising spend. Leo Holdings Corp II (LHC) and Leo Holdings III Corp (LIII) are currently listed on the NYSE.

Leo Holdings was formed by the principals of Lion Capital, which is led by Founder and Managing Partner, Lyndon Lea. For more information, visit https://leoholdings.com/.

Additional Information

In connection with the Business Combination, Leo filed with the SEC, on July 19, 2021, a Registration Statement on Form S-4 (as amended or supplemented through the date hereof, the “Registration Statement”), which includes the Joint Proxy Statement/Prospectus. The Registration Statement has been declared effective by the SEC and is being mailed to Leo’s shareholders and public warrant holders. Shareholders and public warrant holders will also be able to obtain copies of the Proxy Statement/Prospectus at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom. Leo shareholders and public warrant are encouraged to read the Joint Proxy Statement/Prospectus, including, among other things, the reasons for Leo’s Board of Directors’ unanimous recommendation that shareholders vote “FOR” the Business Combination and the other shareholder and warrant holder proposals set forth therein as well as the background of the process that led to the pending Business Combination with Local Bounti.

Participants in the Solicitation

Leo and its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Leo’s shareholders in connection with the Business Combination and public warrant holders in connection with the proposed amendment to the warrant agreement that governs all of Leo’s outstanding warrants (the “Warrant Amendment”). Investors and security holders may obtain more detailed information regarding the names of Leo’s directors and executive officers and a description of their interests in Leo in Leo’s filings with the SEC, including the Joint Proxy Statement/Prospectus. Shareholders and public warrant holders will also be able to obtain copies of the Joint Proxy Statement/Prospectus at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom.

Local Bounti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Leo in connection with the Business Combination and the public warrant holders of Leo in connection with the proposed Warrant Amendment. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is included in the Joint Proxy Statement/Prospectus for the Business Combination.

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Leo’s and Local Bounti’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Leo’s and Local Bounti’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Leo’s and Local Bounti’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger, dated as of June 17, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Leo, Longleaf Merger Sub, Inc., Longleaf Merger Sub II, LLC and Local Bounti, (2) the outcome of any legal proceedings that may be instituted against Leo and Local Bounti following the announcement of the Merger Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of Leo or other conditions to closing in the Merger Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the Business Combination to fail to close; (5) the amount of redemption requests made by Leo’s shareholders; (6) the inability to obtain or maintain the listing of the post-business combination company’s common stock on the New York Stock Exchange following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that Local Bounti or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the Joint Proxy Statement/Prospectus relating to the Business Combination, including those under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Leo’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021, and which are set forth in the Registration Statement filed by Leo and in Leo’s other filings with the SEC. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. Leo cautions that the foregoing list of factors is not exclusive. Leo cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date they are made. Leo does not undertake or accept any obligation or undertaking to update or revise any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law.

Contact:

Kathleen Valiasek, Chief Financial Officer

Local Bounti

investors@localbounti.com